

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 19, 2010

CT Corporation System
  as agent for service for
JinkoSolar Holding Co., Ltd.
111 Eighth Avenue
New York, New York 10011

> **Re:** **JinkoSolar Holding Co., Ltd.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed April 9, 2010**
> **File No. 333-164432**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1. We note the statement that you "have applied" to list the ADSs. However, it is our understanding that you have already been approved for listing. Please revise or advise.

Our Business, page 1

2. Please balance your statements regarding the significant recovery in demand with equally prominent disclosure regarding reduced incentives provided by major

markets for solar products, like those mentioned on page 16, and the continued reduced prices for your products, as noted on pages 74 and 75.

Our Industry, page 2

3.   It appears that you have included in your document industry data that was not included in prior amendments. If so, please provide us with those industry reports, clearly marked to support the data you have included. Also tell us whether the data you cite were financed by you or prepared for you at your direction or for the registration statement and whether the studies are publicly available.

Industry Demand for Solar Power Products, page 74

4.   Please clarify how the "trend of government policies" is in support of the expansion of solar power, given the recent incentive reductions mentioned on pages 16 and 111.

Year Ended December 31, 2009 . . ., page 92

5.   Please expand the disclosure regarding revenues attributable to solar cells and modules to clarify the portion related to products produced by third parties. Also tell us, with a view toward disclosure, how costs and margins differ for those you produce as compared with those produced by third parties.

Liquidity and Capital Resources, page 99

6.   Please discuss the reasons for the "significant increase in [y]our . . . short-term and long-term borrowings" mentioned on page 94.

Customers, Sales and Marketing, page 133

7.   We note the new sales contract mentioned on page 137. Please expand to clarify how the "fixed price" per watt compares to the current market prices for similar products. Also clarify whether the fixed price is subject to adjustment and, if so, the circumstances under which the price may be adjusted.

Amendment and Termination, page 150

8.   Briefly discuss the reasons for the reduced exercise price approved by your directors, as noted on pages 82 and F-45.

Consolidated Financial Statements, page F-1

Note 2. Principal Accounting Policies, page F-11

9.   Please disclose your accounting policy for net losses on firm purchase
        commitments for inventory. Refer to paragraph 330-10-35-17 to -18 of FASB
        ASC.

(w) Subsidy income, page F-16

10.   Please tell us the basis for your accounting policy for government subsidies. Cite
        the accounting literature relied upon and how you applied that literature to your
        facts and circumstances. Disclose your policy in more detail to clarify whether
        you recognize subsidy income before all of the conditions attached to the subsidy
        are met and whether there is the possibility of repayment of any of the monies
        received.

11.   Further, given the significance of the subsidy recorded in fiscal 2009, please
        disclose in more detail the nature, extent and duration of the subsidy.

7. Short-Term Investments, page F-53

12.   Please disclose how you account for short-term investments. If all of the short-
        term investments are classified as available-for-sale securities as you disclosed on
        page F-44, then explain to us where you recorded unrealized holding gains and
        losses. Also in this regard, if true, revise your notes to the consolidated financial
        statements to include all disclosures required under FASB ASC 320-10-50.

Note 25. Commitments and Contingencies, page F-41

(c) Polysilicon supplier agreements, page F-42

13.   Please tell us about your analysis as of December 31, 2009 of your polysilicon
        supplier agreements under paragraphs 330-10-35-17 to -18 of FASB ASC. We
        note the disclosure on page 19.

Exhibits

14.   Please confirm that the consents you intend to file will include the consent to each
        reference to that party. For example, please confirm that Exhibits 5.2 and 23.4
        will include the consent to reference on page F-42, among other references to that
        legal counsel.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andri Boerman at (202) 551-3645 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Scott D. Clemens, Esq.—Baker & McKenzie LLP